Exhibit 99.1

Monday, September 13, 2021

Messrs.

Superintendency of the Securities Market

Present.-

In accordance with the provisions of the Regulations on Important Facts and Reserved Information, approved by Resolution SMV No. 005-2014-SMV / 01, we communicate the following information:

Legal Entity: CEMENTOS PACASMAYO SAA

Type of Meeting: Board Session Date: 09/13/2021

Description Important Fact: Debt Reprofiling Comments: The following points were discussed: - The following points were discussed:

The Board of Directors agreed to take financing for S / 860MM. With Banco de Credito del Perú for the amount of S / 430MM and with Scotiabank for the amount of S / 430MM.

The financing conditions are as follows:

Use of funds: Payment of bank financial debt and international bonds upon maturity.

Interest rate: TEA 5.82%

Term: 7 years from the closing date

Amortization Structure: 22 quarterly amortizations

Cordially,

CARLOS JOSE MOLINELLI MATEO

STOCK REPRESENTATIVE

CEMENTOS PACASMAYO SAA